UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 E.PIPHANY, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    26881V100
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                                 (CUSIP Number)

     Kirk Isaacson, Executive Vice                   with a copy to:
        President and General Counsel                Robert G. Minion, Esq.
     SSA Global Technologies, Inc.                   Lowenstein Sandler PC
     500 West Madison, Suite 2200                    65 Livingston Avenue
     Chicago, Illinois  60661                        Roseland, New Jersey  07068
     (312) 258-6231                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      26881V100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

              SSA Global Technologies, Inc. (I.R.S. No. 84-1542338)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)     [ ]
             (b)     [ ]
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware
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        Number of                      7) Sole Voting Power:                  1*
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:                0
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:             1*
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:           0
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:     1*

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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):    100.0%*
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  14)  Type of Reporting Person (See Instructions):      CO
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*   Pursuant to an Agreement and Plan of Merger,  dated as of August 3, 2005, by and among SSA Global Technologies, Inc. ("SSA"), SSA-E Merger Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA (the "Merger Sub"), SSA-E Acquisition Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA, and E.piphany, Inc., a Delaware corporation (the "Company"), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of SSA (the "Merger"). Upon consummation of the Merger, each issued and outstanding share of common stock of the Merger Sub was converted into and became one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Company (and is the only issued and outstanding capital stock of the Company). SSA holds, and possesses sole power to vote and direct the disposition of, the sole share of common stock of the Company (the "Shares") deemed issued and outstanding as of September 29, 2005. Thus, as of September 29, 2005, for the purposes of Reg. Section 240.13d-3, SSA is deemed to beneficially own 1 Share, or 100.0% of the Shares deemed issued and outstanding as of that date. See Item 3, Item 4 and Item 5 of this Schedule 13D, as amended, for further information.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of E.piphany, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 475 Concar Drive, San Mateo, California 94402.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of August 3, 2005, by and among SSA, SSA-E Merger Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA (the "Merger Sub"), SSA-E Acquisition Subsidiary Inc., a Delaware corporation and a wholly-owned subsidiary of SSA (the "Acquisition Sub"), and the Company (the "Merger Agreement"), Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of SSA. Immediately prior to the completion of the merger, the Company sold substantially all of its intellectual property assets to Acquisition Sub for a purchase price of $14,227,000 in cash. Each share of the common stock of E.piphany, Inc. outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), other than treasury shares and those shares held by stockholders who perfect their appraisal rights, were converted into the right to receive in the aggregate $4.20 in cash, without interest, as a result of the cash consideration payable pursuant to the Merger Agreement. E.piphany, Inc. stockholders prior to the Effective Time that perfected their appraisal rights under Delaware law will receive, in lieu of merger consideration, payment in cash for the fair value of their shares determined in accordance with Delaware law. Treasury shares were canceled immediately prior to the Effective Time.

          All funds used to effect the commitments outlined above pursuant to the Merger Agreement came, and will come, directly from the assets of SSA.


Item 4.   Purpose of Transaction.
          ----------------------

          Pursuant to the Merger Agreement, among other things, (i) the Acquisition Sub purchased certain intellectual property assets of the Company,
(ii) the Merger Sub merged with and into the Company, (iii) the Company continued in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iv) the Surviving Corporation became a wholly owned subsidiary of SSA, (v) each share of the common stock of E.piphany, Inc. issued and outstanding immediately prior to the Effective Time was converted into the right to receive $4.20 in cash, (vi) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Effective Time, (vii) the Amended and Restated Certificate of Incorporation, as amended, of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the Restated Certificate of Incorporation of the Surviving Corporation until further amended, and (viii) the by-laws of the Company shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the by-laws of the Surviving Corporation until further amended.

          In addition, SSA intends to (and has taken steps to) cause the common stock of E.piphany, Inc. to be delisted from the Nasdaq National Market and to terminate registration of such shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Upon consummation of the Merger, each issued and outstanding share of common stock of the Merger Sub was converted into and became one fully paid and nonassessable Share (and is the only issued and outstanding capital stock of the Surviving Corporation). As a result of the Merger, there was 1 Share deemed issued and outstanding as of September 29, 2005. SSA holds, and possesses sole power to vote and direct the disposition of, the sole Share deemed issued and outstanding as of September 29, 2005. Thus, as of September 29, 2005, for the purposes of Reg. Section 240.13d-3, SSA is deemed to beneficially own 1 Share, or 100.0% of the Shares deemed issued and outstanding as of that date.

          Neither SSA, nor to the knowledge of SSA any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, since the date of event (August 3, 2005) which required the filing by SSA of the
Schedule 13D with respect to E.piphany, Inc. (except for the consummation of the Merger described herein).



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             September 29, 2005


                             SSA GLOBAL TECHNOLOGIES, INC.


                         By: /s/ Kirk Isaacson
                             ---------------------------------------------------
                             Name:  Kirk Isaacson
                             Title: Executive Vice President and General Counsel


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).